SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)



Sitestar Corporation
--------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $.001 PER SHARE
---------------------------------------
(Title of Class of Securities)

82980W101
---------
(CUSIP Number)


Jeffrey I. Moore
1904 Deauville Dr
Lexington, KY 40504
859.230.3115

----------------------------------------
(Name, Address and Telephone Number of the Person
Authorized to Receive Notices and Communications)


June 26-27, 2013
----------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.






The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)




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1.       Name of Reporting Person

        Jeffrey I. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

  PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

United States of America
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Number of Shares        (7)     Sole Voting Power            2,610,849
Beneficially            (8)     Shared Voting Power         2,557,524
Owned by Each           (9)     Sole Dispositive Power       2,610,849
Reporting Person        (10)    Shared Dispositive Power     2,557,524

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        2,610,849
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
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13.      Percent of Class Represented by Amount in Row 11

        3.52%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        Julia H. Moore

-----------------------------------------------------------------------
2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------
3.                         S.E.C. Use Only

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4.                        Source of Funds

  PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

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6.       Citizenship or Place of Organization

United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power               0
Beneficially            (8)     Shared Voting Power             758,489
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power        758,489

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        758,489
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11

        1.024%
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14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
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1.       Name of Reporting Person

        Jay B. Moore

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2.       Check the Appropriate Box                         (a)     [X]
        if a Member of a Group                            (b)     [_]

-----------------------------------------------------------------------
3.       S.E.C. Use Only

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4.       Source of Funds

        PF

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5.                       Check box if disclosure of legal proceedings
is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.                        Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power             593,675
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power     593,675

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        648,675
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11
        0.88%
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14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
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1.       Name of Reporting Person

        William T. May

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2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------
3.                        S.E.C. Use Only

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4.       Source of Funds

        PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power             90,000
Owned by Each           (9)     Sole Dispositive Power          0
Reporting Person        (10)    Shared Dispositive Power      90,000

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        90,000
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


           0.12%
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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

        Anna K. May

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2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------
3.                        S.E.C. Use Only

-----------------------------------------------------------------------
4.       Source of Funds

        PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power          128,000
Owned by Each           (9)     Sole Dispositive Power        0
Reporting Person        (10)    Shared Dispositive Power    128,000

-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        128,000
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11
          0.17%
-----------------------------------------------------------------------
14.      Type of Reporting Person               IN

-----------------------------------------------------------------------
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1.       Name of Reporting Person

        M & M Investments

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2.       Check the Appropriate Box                        (a)     [X]
        if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

        PF

-----------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

-----------------------------------------------------------------------
6.       Citizenship or Place of Organization

  United States of America
-----------------------------------------------------------------------
Number of Shares        (7)     Sole Voting Power              0
Beneficially            (8)     Shared Voting Power          987,360
Owned by Each           (9)     Sole Dispositive Power        0
Reporting Person        (10)    Shared Dispositive Power   987,360

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

        852,360
-----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares

        [_]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row 11


          1.33%
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14.      Type of Reporting Person               PN

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Item 4. Purpose of Transaction.

All shares have been acquired for investment purposes, due to a belief that the Issuers common stock is dramatically undervalued.

Additionally, Mr. Moore seeks to, from time to time, take part in a friendly and constructive conversation with management in regard to several matters- including but not limited to:


*Corporate governance and transparency
*Seemingly stalled real estate operations
*Capital allocation strategies
*Transparency of operational strategy
*Cancellation and retirement of a former directors shares and debt.


Mr. Moore believes that these items are all vital to increasing shareholder value at the company.


Item 5. Interest in Securities of the Issuer


Total amount of ownership represented is 5,223,373 shares, or 7.05% of the outstanding common stock (74,085,705 shares as of the last
10-Q).


Transactions that have taken place in the past 60 days are as follow


Name:                           Shares           Price        Date
Jeffrey Moore               56,857          $0.026      06/26/13
                            69,000          $0.026      06/27/13
			   10,000           $.027       09/10/13
                           10,000           $.027       09/10/13
                           150,000          $.028       09/10/13
                           30,000           $.028       09/10/13
Julia Moore                100,000          $0.026      06/26/13
M & M Investments          185,000          $0.026      06/26/13
                           135,000          $.026       07/15/13

Item 7. Material to be Filed as Exhibits.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 01, 2013

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Julia H. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Jay B. Moore

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for William T. May

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for Anna K. May

By: /s/ Jeffrey I. Moore
-------------------------------
Name:   Jeffrey I. Moore as attorney-in-fact for M & M Investments